FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Analyst presentation for first quarter 2010 Results.

ACTIVITY AND RESULTS First Quarter 2010 29 April 2010

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda Group highlights Q1’10 Business areas results Q1’10 Conclusions Appendix

Consistent recurring profit Balance sheet strength 1Attrib. profit: EUR 2,215 mill. (+5.7%) Prudent balance sheet management: EPS: 0.26 € (+3.3% /Q1’09) 4Hedged credit and market risks Large loan-loss provisions underpinned by diversification by markets / businesses 2 The P&L reflects the management 5 Improved structural liquidity of revenues and expenses ... position Management of volume / spreads mix Lower business needs Recovering fees Larger deposit base Discipline in costs
3 and provisions less pressured 6 Strengthened solvency Improved credit quality trend Core capital (Mar’10): 8.79% Good start to the year amid an environment still difficult

1 High profit generation in Q1’10 ... Group’s quarterly attributable profit Earnings per share EUR million EUR cents +5.7% 2,423 +3.3% 2,221 2,202 2,215 2,096 0.2472 0.2553 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q1’10

1 backed by adequate geographic / business diversification Continental Europe: Data in EUR million Brazil Minority int. Retail units Q4’09: 95 mill. € Mill. Q1’10: 106 mill. € Mill. -2% +38% 1,046 1,024 950 882 1,030 Q1’10 Attributable profit* 628 578 603 525 436 +17% EUR Mill. and % +4% Q1’09 Q2 Q3 Q4 Q1’10 Retail units Q1’09 Q2 Q3 Q4 Q1’10 Europe Continental Europe: Latam (Ex-Brazil) GBM and other € Mill. € Mill. SAN network+ +13% +33% Banesto Brazil 458 380 318 339 24% 363 417 255 SCF+ 21% 175 Portugal 370 386 +94% 11% Latam ex- -9% Brazil 12% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 UK 14% 2% Venezuela’s impact United Kingdom Global 16% Europe Sovereign € Mill. +17% Sovereign € Mill. 475 430 480 69 409 412 -20 -7 -2 3 +16% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 (*) Over operating areas Q1’10 attributable profit

1 backed by adequate geographic / business diversification Continental Europe: Brazil Minority int. Retail units Q4’09: 145 mill. constant US$ million Q1’10: 146 mill. € Mill. -2% +14% 937 1,046 1,024 950 882 1,030 Q1’10 Attributable profit* 730 825 823 833 +1% +17% EUR Mill. and % Q1’09 Q2 Q3 Q4 Q1’10 Retail units Q1’09 Q2 Q3 Q4 Q1’10 Europe Continental Europe: Latam (Ex-Brazil) GBM and other constant US$ million € Mill. SAN network+ +33% Banesto Brazil +10% 681 380 24% 544 576 255 318 339 21% SCF+ Portugal 525 554 -15% 175 +94% 11% Latam ex-Brazil 12% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 UK 14% Global 2% Venezuela’s impact United Kingdom 16% Europe Sovereign € Mill. +15% Sovereign US$ million 372 419 374 372 426 95 +14% -25 -10 -4 4 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 (*) Over operating areas Q1’10 attributable profit

2 Grupo Santander income statement Q1’10 Sound income statement, with the most basic revenues, gross and net operating income and profit growing Var. / Q1’09 % excl. f.x. and EUR Mill. Q1’10 Amount % perimeter** Net interest income 7,122 +1,083 +17.9 +7.8 Fees 2,326 +162 +7.5 +0.1 A 1 Trading gains and other* 812 -206 -20.2 -20.6 Gross income 10,260 +1,039 +11.3 +2.9 Operating expenses -4,263 -296 +7.5 -0.3 B Net operating income 5,997 +743 +14.1 +5.3 Loan-loss provisions -2,436 -227 +10.3 +0.3 C Profit before tax 3,173 +431 +15.7 +8.6 Consolidated profit 2,427 +232 +10.6 +7.4 Attributable profit 2,215 +119 +5.7 +3.6 (*) Including dividends, equity accounted income and other operating results (**) Perimeter: Sovereign (January ‘09 equity accounted income), Venezuela and SCF units

2 Maintaining strong growth in operating profit, with different contribution from the business drivers

9

A Sound basic revenues (Net int. inc. + fees + insurance)

% var. / same period previous year



+10.6
+11.3
+10.7
+10.0
+5.8
Q1'09
H1'09
9M'09
12M'09
Q1'10

B Flat costs

% var. / same period previous year



+1.8
+0.3
+0.0
+0.4
-0.3
Q1'09
H1'09
9M'09
12M'09
Q1'10

C Strong deceleration of loan-loss provisions

% var. / same period previous year



+67.8
+51.2
+44.6
+31.3
+0.3
Q1'09
H1'09
9M'09
12M'09
Q1'10

Net operating income after loan-loss provisions

% var. / same period previous year



-1.7
+4.3
+7.8
+12.6
+9.0
Q1'09
H1'09
9M09
12M09
Q1'10

Note: Performance excluding exchange rate and perimeter impact

Santander

2.A Sound revenues: growing although at slower pace Net interest income + fees + Key facts insurance activity EUR billion Volumes: lending still weak, strong growth of 9.1 9.2 9.2 9.5 deposit base and recovery of mutual funds 8.3 Fees and 2.5 2.4 2.3 2.4 insurance activity 2.3 Var. / Mar’09 +13% +12% (Excl. fx and perimeter) Net interest 6.6 6.8 6.9 7.1 6.0 income -2% Loans* Deposits* Mutual Q1’09 Q2 Q3 Q4 Q1’10 Spreads management funds · Rise on lending spreads Cont. Europe UK LatAm Downward pressure on liabilities because of · € Billion £ Billion Constant US$ Billion low interest rates 6.3 6.2 5.7 Fees starting to recover: mutual funds, 3.9 3.9 pensions, securities, insurance, cards 3.6 1.0 1.1 1.2 Excl. fx and perimeter +0.1% Var. / same period previous year -7.7% -5.7% Q1’09 Q4’09 Q1’10 Q1’09 Q4’09 Q1’10 Q1’09 Q4’09 Q1’10 Q1’09 12M’09 Q1’10 (*).- Loans and deposits excluding Repos

2.B Strict costs management produced a further efficiency gain Costs by unit Efficiency ratios** (excl. perimeter and fx) Var. (%) / Q1’09 Var. / Q1’09 SAN Branch Network -1.0% Continental 35.5% -0.5 p.p. Banesto -0.2% Europe SCF -2.1% United Kingdom 38.4% -3.7 p.p. Portugal -1.7% United Kingdom (in £) -1.2% Latin America 37.3% -0.4 p.p. Brazil (in reales) +0.2% Mexico (in pesos) -0.9% Sovereign 44.0% [74.5% in Chile (in pesos) +3.9% Q1’09] Sovereign* (in US$) -18,9% -0.3% Group 41.5% -1.5 p.p. Group (*) Comparison on a like-for-like basis (Q1’10 / February- (**) Efficiency ratio with amortisations March 2009 on a quarterly basis) Good evolution of envisaged synergies

3 Q1’10 Results. Lower pressure on provisions Significant slowdown on year-on-year growth, with specific provisions stable in the last quarters Specific provisions Group provisions* EUR million 3,597 2,694 2,637 2,833 2,811 EUR million 3,010 -7% +10% 2,417 2,574 2,436 2,209 2,284 Q1’09 Q2 Q3 Q4 Q1’10 Generic provisions EUR million Q1’09 Q2 Q3 Q4 Q1’10 -193 -222 -408 -372 Excl. f.x. and perimeter: +0.3% -1,335 (*) Including country-risk Q1’09 Q2 Q3 Q4 Q1’10 Provision and release for substandard and other (EUR 587 mill.)

4 Sound balance sheet backed by prudent management Management suitable to high risks and uncertain environment, anticipating more demanding legislation Demanding environment Santander management Still high levels of NPLs although Basic focus on credit risk and improving trend with differences by market recoveries Interest rates at minimum levels Protecting spreads, profit and capital in view of the market’s Exchange rates performance movements Wholesale financing more expensive Emphasis on deposit capturing, Deleveraging of mature economies maintaining issuing activity impacting on business Increase core capital with Future capital demands retained profits

4 Sound balance sheet. Credit risk management Better credit quality than competitors and good performance of risk variables Group ratios (Dec.’09) NPLs and coverage ratios. Grupo SAN Percentages NPLs Coverage NPLs Coverage 5.84% 75% 80 72 73 75 74 54% 3.24% 2.49 2.82 3.03 3.24 3.34 +33 bp +21 bp +21 bp +10 bp SAN European peers* SAN European peers* Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Net NPL entries*. Group total Risk premium. Group total EUR million Percentages 2.45 2.47 5,290 4,877 2.23 2.22 2.09 4,170 3,897 1.93 3,509 4,340 3,423 1.31 2,304 2,847 1.04 0.83 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’10 Mar’08 Jun Sep Dec Mar’09 Jun Sep Dec Mar’10 (*) Excluding perimeter and exchange rate

Credit risk management. Risk premiums* Risk premiums performance in the main areas underscore improvements in credit quality San+Banesto risk premium SCF risk premium Percentages Percentages 4.44 4.54 4.20 2.18 2.19 1.97 3.60 1.83 1.69 2.98 Mar’09 Jun Sep Dec Mar’10 Mar’09 Jun Sep Dec Mar’10 UK risk premium LatAm risk premium Percentages Percentages 1.15 1.17 1.11 1.05 5.10 4.90 4.75 4.69 0.90 4.18 Mar’09 Jun Sep Dec Mar’10 Mar’09 Jun Sep Dec Mar’10 (*) Risk premium: Change in the period’s Net NPL entries (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

4 Credit risk management. Loan-loss provisions Larger loan-loss provisions in the quarter with generic ones remaining at over EUR 6.6 billion Loan-loss provisions EUR million Spain: Generic provisions 18,497 18,898 2,907 2,340 -401 -126 -40 12,863 11,770 12,219 Dec’09 Recurring Substandard Reduced Mar’10 Total consumption and other risk provisions 9,302 effects 6,682 3,275 Specific Spain: 2,340 6,727 6,679 Other Generic 6,027 6,181 Europe: 1,468 America: 2,871 Dec 07 Dec 08 Dec 09 Mar’10

17

5 Sound balance sheet. Very comfortable liquidity position

Corporate strategy for capturing funds in an environment of deleveraging in mature markets

Very active both in deposits and in issues …

	EUR bill.
Deposits (Q1'10)	+30.1
M/L term issues Jan-Apr'10	+15.0
Capturing	**+45.1**
Maturing M/L term debt in 2010	-29.4
Repurchase of issues	-2.9

… which allow maturities on the liabilities side to be extended

- Deposits: increased customer base via linkage
- 2010 issues with maturities over average stock (senior/covered bonds)

- Further improvement of liquidity ratios

Loans / Deposits (%)


150
135
127
Dec'08
Dec'09
Mar'10

Dep.+ M-L term financing / Loans (%)


107
107
110
Dec'08
Dec'09
Mar'10

Santander

6 Sound balance sheet. Improved solvency ratios Organic generation of 18 basic points of core capital in the quarter, at the top of forecasts Core capital evolution Tier I evolution 10.1% 10.3% 8.6% 8.8% 9.1% 8.9% 7.5% 7.3% 7.7% 6.3% Dec’07 Dec’08 Mar’09 Dec’09 Mar’10 Dec’07 Dec’08 Mar’09 Dec’09 Mar’10 Note: 2007 data under BIS I Note: 2007 data under BIS I

Group highlights Q1’10 Business areas results Q1’10 Conclusions Appendix

Continental Europe Q1’10 Sound results with larger contribution from consumer and wholesale units. Resilient retail networks Attrib. profit: EUR 1,369 mill. Net operating income EUR million Var. Q1’10 / Q1’09 (%) Total 2,769 2,620 2,699 2,605 Global 2,319 businesses Gross +2.8% income 2,244 2,206 Retail 2,200 2,176 2,040 banking Expenses +1.4% Q1’09 Q2 Q3 Q4 Q1’10 Net Attributable profit operating +3.6% income EUR million 1,404 1,369 Net oper. 1,302 1,268 inc. net of +5.6% 1,057 LLPs Attributable +5.1% profit Q1’09 Q2 Q3 Q4 Q1’10

Management drivers Results Activity: Improved assets spreads, defended those Net operating inc. Q1’10: 6.1 times the provisions on liabilities. Selective increase in loans and strong deposit growth Net operating income / Provisions Volumes (Var. Mar’10 / Mar’09) Net int. inc. / ATAs EUR million Var.Q1’10 / Q1’09 Net operating +10.1% Savings: +21% income 857 858 830 3.54% 771 754 -3.2% 3.34% Provisions +35% +29% -9% Net operating income after 753 720 693 LLPs 650 637 -8.0% -6% Q1’09 Q1’10 +8.9% Loans Demand Time dep. Mutual dep. funds Q1’09 Q2 Q3 Q4 Q1’10 Revenues and expenses Profit lower than Q1’09 but higher than previous quarters Gross income Expenses Attributable profit Base 100: Q1’09 Base 100: Q1’09 Var.Q1’10 / EUR million Q1’09 100 100 100 100 100 101 99 545 521 98 469 470 500 -8.2% 94 93 +6.5% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10

Banesto Q1’10 Management drivers Results Net operating inc. Q1’10: 4.6 times the provisions Activity: spreads management, selective growth on loans and differentiated growth in deposits Net operating income / Provisions EUR million Var.Q1’10 / Volumes (Var. Mar’10 / Mar’09) Net int. inc. / ATAs* Q1’09 401 +1.5% Net operating 378 394 379 384 Savings: +2% +1.8% income 3.03% Provisions 2.92% +9% +4% -7% Net operating income after 297 308 299 268 302 +1.7% -2% Q1’09 Q1’10 LLPs +12.6% Loans Demand Time Mutual (*).- Retail banking dep. dep. funds Q1’09 Q2 Q3 Q4 Q1’10 Profit similar to Q1’09 and higher than previous Revenues and expenses quarters Gross income Expenses Attributable profit Base 100: Q1’09 Base 100: Q1’09 Var.Q1’10 / EUR million Q1’09 104 203 213 203 103 101 181 101 100 100 99 100 +0.2% 100 100 141 +44.3% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10

Credit quality in Spain. Management in Grupo Santander The rise in the Group’s NPL ratio in Spain decelerates, maintaining better credit quality and evolution than the sector Grupo Santander in Spain Percentages NPLs NPLs (%) 3.41 3.59 2.40 2.72 2.98 1.50 1.95 Banks + Savings banks 5.03 5.37 (Feb.) 0.84 1.08 1.78 3.32 1.62 Mar- Jun Sep Dec Mar- Jun Sep Dec Mar- 1.37 08 09 10 3.41 3.59 0.83 Grupo SAN 0.19 1.95 202 Coverage 0.64 165 Dec’07 Dec’08 Dec’09 Mar’10 129 98 81 71 67 73 68 Sector source: Bank of Spain Mar- Jun Sep Dec Mar- Jun Sep Dec Mar- 08 09 10

Credit quality in Spain. Management in Grupo Santander Improved trend of NPL entries thanks to reduction of gross entries and the efforts made in recoveries Net NPL entries Recoveries Base 100 Q1’08: % / entries 265 246 71 199 175 173 65 65 162 62 62 122 110 55 100 52 53 50 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4* Q1’10 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4* Q1’10 Positive impact from the creation of the recoveries business unit (*) Impact from the entry of a one-off operation

Credit quality in Spain. Managing construction and real estate activity risk in Grupo Santander

25

Construction and real estate activity lending portfolio in Spain

Data as of March 2010

- **Lending exposure* (bill. €): 41.4**
  - Real estate activity 31.4
    - of which developer (14.2)
  - Construction 10.0

- **Better credit quality than the sector by NPLs …**
  - NPLs balance: EUR 3.2 bill.
  - **NPL ratio: 6.7%**
  - Specific coverage: 41%

- **… and by substandard**
  - Balance: EUR 4.1 bill.
  - **Share / lending: 8.7%**
  - Coverage: 16%

Acquired and foreclosed properties portfolio

- **Acquired: situation at March 2010**
  - Gross portfolio: EUR 4.2 bill.
  - **Coverage: 33%**
  - Net portfolio: EUR 2.8 bill.
  - Average loss on sales / acquisition price: 26%



Net portfolio evolution
EUR billion
1.1
3.8
4.1
2.9
2.8
Jun
Dec'08
Jun
Dec'09
Mar'10

- **Foreclosed: situation at March 2010**
  - Gross portfolio: EUR 2.4 bill.
  - **Coverage: 28%**
  - Net portfolio: EUR 1.7 bill.
  - Loss on sales / gross value: 28%



Net portfolio evolution
EUR billion
0.6
1.6
1.7
Dec'08
Dec'09
Mar'10

(*) Report T-13 based on Banco Santander's CNAE (including wholesale banking) and Banesto. Data as of March 2010 intragroup consolidated. Gross balance: EUR 47.5 bill.

Santander

Exposure to construction and real estate sectors. Summary. Comparison with the sector Lower exposure than the sector ... ... and higher coverage Volume of doubtful + substandard + Coverage / total exposure to construction acquired + foreclosed + nonperforming and real estate sectors (%) EUR billion 89 166.0 Share SAN + Bto in 71 Net op. income 2009 43 “problem loans” 8% vs. 14% — 15% Generic prov. 36 in loans 17 9 14.1 Specific prov. 29 26 SAN + Bto (Mar’10) Sector (Dec’09) SAN + Bto (M ar’10) Sector (Dec’09) Specific Share / real estate coverage: 29% 26% + const. loans Doubtful: 41% 41% Doubtful: 6.7% 9.6% Substandard: 16% 13% Substandard: 8.7% 13.3% Acq. + forecl.: 31% 22% Nonperforming: 100% 100% Acq.+forecl.(1): 12.2% 11.8% Specific + 46% 35% Nonperforming: 0.4% 0.9% generic Total(1): 25.9% 32.8% Spec.+ gen. 89% 71% + profit Note: Sector data as of Dec’09. Source: Bank of Spain (Financial Stability Report) (1) Over total loans + acquired and foreclosed properties

Management drivers Results Activity: selective growth of volumes allows Net operating inc. Q1’10: 1.6 times the provisions spreads improvement trend to continue Loans: +3% Net operating income / Provisions Var. Mar’10 / Mar’09 EUR million Var.Q1’10/Q1’09 +42% +45% +10.8% Net operating 744 753 766 710 786 +5.7% +12% +11% income +0% -19% US Nordic Italy Germany Spain Deposits Provisions countries Net operating +18.6% Loan spreads (%) income after 243 249 260 254 288 LLPs +13.4% 4.54 4.67 4.77 4.80 4.39 Q1’09 Q2 Q3 Q4 Q1’10 4.03 3.78 3.76 3.85 Profit: significant growth Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’10 Attributable profit Revenues and expenses EUR million Var.Q1’10 / Q1’09 Gross income Expenses 173 189 +22.3% Base 100: Q1’09 Base 100: Q1’09 155 149 153 105 104 104 100 101 100 100 96 97 +24.0% 98 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10

Santander Consumer Finance Q1’10. Risks Very good performance of ratios, coverage and NPL indicators NPLs and coverage Provisions / net operating income Percentages Percentages NPLs Coverage 108 67% 67% 66% 64% 92 97 63% 89 90 5.14 5.46 5.39 5.12 4.64 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Q1’09 Q2 Q3 Q4 Q1’10 Net NPL entries Risk premium* Base 100: Q1’09 Percentages 100 90 82 4.4 4.5 4.2 48 54 3.6 3.0 Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Jun Sep Dec Mar’10 (*) Risk premium: Change in the period’s Net NPL entries (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

Portugal Q1’10 Management drivers Results Activity: lending spreads and growth in SMEs; Net operating inc. Q1’10: 12.0 times the provisions change of trend on liabilities Loans: 0% Savings: +15% Net operating income / Provisions Var. Mar’10 / Mar’09 +51% EUR million Var.Q1’10 / +12.3% Q1’09 Net operating 197 182 192 income 175 171 -2.7% +2% +6% +9% -2% Provisions Individuals SMEs / Companies Deposits Mutual Net 185 operating 151 156 176 -4.7% Business excl. Repos funds 142 income after Net int. inc. / ATAs Gross income LLPs +24.0% Base 100: Q1’09 1.85% 1.50% 100 98 Q1’09 Q2 Q3 Q4 Q1’10 96 96 94 Profit: improving over previous quarters Q1’09 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Attributable profit Improved expenses and risks EUR million Var.Q1’10 / Expenses Net NPL entries Q1’09 Base 100: Q1’09 Base 100: Q1’09 144 141 137 127 -4.9% 119 108 106 100 102 100 98 50 +15.0% 18 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q4 Q1’10

United Kingdom Q1’10 Further increase from retail banking and GBM, which registered double digit growth in the quarter Attributable profit: £ 426 mill. Net operating income (EUR 480 million) £ million Var. Q1’10 / Q1’09 in £ (%) 745 791 686 735 709 Total Gross Global +8.4% businesses income 674 632 668 597 UK Retail 572 Expenses -1.2% Q1’09 Q2 Q3 Q4 Q1’10 Net operating Attributable profit +15.3% income £ million 419 426 372 374 372 Net oper. inc. +18.2% net of LLPs Attributable +14.5% profit Q1’09 Q2 Q3 Q4 Q1’10

United Kingdom Q1’10 31 Activity Results Mortgage stock Lending spreads Efficiency ratio Balances in billion £ Percentage % var. Q1’10/Q1’09 1.82 1.90 +5% 161,9 1.67 153,9 42.1% 1.44 +8.4 20% market 1.13 share on gross new mortgages 38.4% (+5 p.p.) Q1’09 Q2 Q3 Q4 Q1’10 -1.2 Q1’09 Q1’10 Mar’09 Mar’10 Revenues Expenses Stock of loans to companies Deposit’s stock* Net operating income / Provisions Balances in Bill. £ Balances in Bill. £ Mill. £ Var.Q1’10 / Q1’09 +3% 745 791 +13% Net operating 686 735 709 +15.3% 24.0 24.6 146.9 income 129.8 Provisions 6.7 5.3 Net 570 587 +11%** operating 497 520 505 +18.2% 17.3 19.3 income after LLPs Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Mar’10 Mar’09 Mar’10 Non core loans Net operating inc. Q1’10: 3.9 times the provisions Core loans Note: Activity data in local criteria (*) Including retail deposits, companies and structure products. Moreover, GBM balances and other non-core deposits of 3.2 million as of March 2010. (**) Loans to SMEs growth: +18%

United Kingdom Q1’10 Maintaining a medium-low risk profile Active risk management ... of a better quality loan portfoliothan the market* Reduction of non core assets ... UPLs Securities NPLs (%) Coverage (%) Balances in Bill. £ Balances in Bill. £ 2.38 -23% 13.9 > 100 -45% 1.43 5.2 22 < 65 7.7 17 4.0 SAN UK Market SAN UK Market UPLs Market Mar’09 Mar’10 Mar’09 Mar’10 mortgages mortgages mortgages mortgages SAN UK UPLs Self Certif. (%) Buy to let (%) PIPs /portfolio (%) and a residential mortgage portfolio, 11-12 aimed at first home buyers 4 0.14 - Average LTV: 52% 1 0.05 0 - Multiple income new business: 2.9 SAN Market SAN Market SAN Market (*) Data on local criteria. Competitors as of December 2009 and Santander UK as of March 2010

Total Latin America Q1’10 Double digit profit growth due to good evolution of costs and provisions. Revenues impacted by lower volumes and portfolio sales in Q1’09 Attributable profit: US$ 1,409 mill. Net operating income (EUR 1,019 million) Constant US$ million Var. Q1’10 / Q1’09 in US$ (%) 4,114 4,348 4,189 Excl. fx and Total 4,030 4,123 perimeter Global businesses Net int. +32.1% +8% income+fees Retail 3,116 3,461 3,320 3,217 LatAm. 3,033 Gross +23.6% +2% income Q1’09 Q2 Q3 Q4 Q1’10 Expenses +22.2% +1% Attributable profit Constant US$ million Net operating 1,782 +24.4% 1,605 1,666 income +2% Net profit 1,477 1,512 Minority int. + discont. op. Net oper. inc. +31.6% +9% net of LLPs 1,504 Attributable 1,389 1,481 1,409 1,363 profit Attributable profit +21.6% +12% Q1’09 Q2 Q3 Q4 Q1’10

Brazil Q1’10 Flat costs, provisions decelerating and lower revenues from trading gains. Higher minority interest in the last two quarters Attributable profit: US$ 833 mill. Net operating income (EUR 603 mill.) Constant US$ million 3,054 2,925 Var. Q1’10 / Q1’09 in US$ (%) 2,676 2,847 Excluding Total 2,635 exchange rates Global Net int. businesses +40.8% +9% income+fees 2,476 2,288 2,270 Retail 2,009 2,006 Gross +35.1% +5% income Q1’09 Q2 Q3 Q4 Q1’10 Expenses +28.9% +0% Attributable profit Constant US$ million Net operating 969 979 +39.0% +8% 954 income 839 Net profit 740 Minority int. Net oper. inc. +36.3% +6% net of LLPs 937 825 823 833 Attrib. profit 730 Attributable +46.7% +14% profit Q1’09 Q2 Q3 Q4 Q1’10

Brazil Q1’10 Management drivers Results Activity: loans year-on-year performance impacted by lower volumes in 2009. Change of Gross income Expenses trend in recent months ... Base 100: Q1’09 Base 100: Q1’09 Total loans Loans. % change 110 110 (Var. Mar’10 / Mar’09) 105 107 100 101 100 101 100 +33% 99 +16% +21% +13/15% +6% +2% -16% -5% Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Mar’10 / Q1 Mar/Apr Mortgages Consumer Cards Directed Companies Mar’09 annualis. annualis. while in liabilities increase in demand deposits and mutual funds ... Net operating inc. Q1’10: 2.2 times the provisions Savings: +3% (Var. Mar’10 / Mar’09) Net operating income / Provisions +18% +20% Constant US$ million Var.Q1’10/Q1’09 -25% 3,054 2,925 Net operating 2,635 2,676 2,847 +8.1% Demand Time Mutual funds income with a clear focus on business mix profitability Provisions Net int. inc. / ATAs Net operating 7.95% income after 1,452 1,429 1.506 1,511 1,539 +6.0% 7.24% LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q1’10

Brazil Q1’10. Risks Good trend of credit quality ratios NPLs and coverage Provisions / net operating income Percentages Percentages NPLs Coverage 107 99 100 92 95 45% 47% 51% 48% 46% 4.75 5.09 5.27 5.04 3.86 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Q1’09 Q2 Q3 Q4 Q1’10 Net NPL entries Risk premium* Base: 100 Q1’09 Percentages 156 122 6.2 6.5 6.3 111 6.1 100 98 5.3 Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Jun Sep Dec Mar’10 (*) Risk premium: Change in the period’s Net NPL entries (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

Mexico Q1’10 Management drivers Results Activity: lower loans due to reduction in cards and Net operating inc. Q1’10: 2.8 times the provisions GBM loans lower demand (improved liabilities mix Loans: -9% Savings: +9% Net operating income / Provisions Var. Mar’10 / Mar’09 Constant US$ million +28% Var.Q1’10/Q1’09 +18% 636 +7% -14% +4% +1% Net operating 591 -28% income 562 480 509 -13.9% Provisions Individual Consumer / SMEs / GBM Demand Term Mutual mortgages cards companies funds Net operating income after 271 303 310 256 325 +20.0% Net int. inc. / ATAs LLPs 4.27% 3.67% Q1’09 Q2 Q3 Q4 Q1’10 Profit: significant increase /Q1’09 Q1’09 Q1’10 Attributable profit Revenues and expenses Constant US$ million Var.Q1’10 / Q1’09 Gross income Expenses 215 202 Base 100: Q1’09 Base 100: Q1’09 170 180 +24.0% 163 104 100 97 103 100 101 99 88 90 96 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10

Mexico Q1’10. Risks Improved trend of credit quality ratios and other NPL and risk indicators NPLs and coverage Provisions / net operating income Percentages Percentages NPLs Coverage 264 268 54% 53% 221 45% 46% 36% 3.04 128 122 2.80 2.45 1.84 1.86 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Q1’09 Q2 Q3 Q4 Q1’10 Net NPL entries Risk premium* Base 100: Q1’09 Percentages 6.4 6.5 6.3 100 102 5.9 83 72 5.2 55 Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Jun Sep Dec Mar’10

Chile Q1’10 39 Management drivers Results Activity: good performance of individuals and Net operating inc. Q1’10: 2.8 times the provisions SMEs and GBM defending spreads Net operating income / Provisions Loans: -1% Savings: -4% Var. Mar’10 / Mar’09 Constant US$ million Var.Q1’10/Q1’09 +19% +16% +8% +6% +7% Net operating -20% -22% 460 459 424 442 437 income -5.2% Provisions MortgagesConsumer / SMEs / GBM Demand Term Mutual cards companies funds Net operating 291 285 331 283 +10.7% Net int. inc. / ATAs Gross income income after 256 Base 100: Q1’09 LLPs 4.42% 3.49% 100 101 98 98 Q1’09 Q2 Q3 Q4 Q1’10* 96 (*) Q1’10 provisions: impacted by regulatory changes & earthquake in February Profit: increase /Q1’09 Q1’09 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Attributable profit Control of expenses and risk improvement Constant US$ million Var.Q1’10 / Expenses Net NPL entries 255 Q1’09 Base 100: Q1’09 Base 100: Q1’09 209 200 178 186 +4.5% 100 104 104 103 104 70 75 100 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10

Other Latin American units Q1’10 Of note among other countries is the strong growth of Argentina and Uruguay Attributable profit Constant US$ million Change (%) Q1’10 Q1’09 Argentina 91 69 +32 Puerto Rico 12 12 -2 Uruguay 20 12 +65 Colombia 15 15 +2 Other countries 7 24 -71 Santander Private Banking 43 52 -17 Subtotal other Latam 188 184 +2 Venezuela (sale in Q2’09) 0 108 -

Sovereign Q1’10 Normalisation in results continues. The revenues, expenses and provisions performance in the quarter consolidates the break-even Management drivers Results Revenues: improved due to spreads management Net operating inc. Q1’10: 1.7 times the and assets & liabilities management ... provisions Net int. inc. / ATAs* Gross income* Net operating income / Provisions * Base 100: Q1’09 3.21% 137 US$ million 119 Var.Q1’10/Q1’09 108 112 2.09% 100 385 x3 274 Net operating 212 238 128 Q1’09 Q2 Q3 Q4 Q1’10 income Q1’09 Q1’10 which together with the drastic expenses * Provisions 155 n.s. adjustment Net operating 17 61 100 income after -25 Base 100: Q1’09 89 86 86 LLPs -55 81 Q1’09 Q2 Q3 Q4 Q1’10 Profit: growth trend is maintained Q1’09 Q2 Q3 Q4 Q1’10 produced strong gains in efficiency Attributable profit Efficiency ratio* US$ million % var. Q1’10/Q1’09 74.5% 95 4 +37.3 44.0% -18.9 -25 -10 -4 Q1’09 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 (*) Data on a like-for-like basis (Q1’10 / February-March ‘09 at a quarterly rate)

Sovereign Q1’10: Activity and risk In activity the 2009 strategy continues: Boosting basic segments and exiting less profitable loans and deposits. NPLs stabilising Volumes (US$ billion) Credit quality Percentages Gross loans -9% NPLs Coverage 54.9 52.9 Exit non core segments 50.8 49.8 49.8 (/Mar’09: -37%) 66 62 64 Advance in mortgage 5.35 5.14 core segments 3.98 (/Dec’09: +4%) Mar’09 Dec’09 Mar’10 Mar’09 Dec’09 Mar’10 Mar’09 Jun Sep Dec Mar’10 Retail demand deposits Retail time dep. and other** Net NPL entries Quarterly average H1’09 = 100 +9% -47% 27.2 28.3 27.7 29.6 29.7 100 97 98 23.3 21.0 18.5 14.8 12.4 36 H1’09 Q3 Q4 Q1’10 Mar’09 Jun Sep Dec Mar’10 Mar’09 Jun Sep Dec Mar’10 average Note: data under US GAAP, except data and credit quality ratios (under Group’s criteria) (*) Some businesses from the Commercial and Industrial segment

Corporate Activities Higher negative contribution to the Group’s results because of trading gains and lower tax rebates Attributable profit (Change Q1’10 vs. Q1’09) Main effect: EUR million Net interest income +31 Trading gains -169 Expenses -7 Other items and taxes -92 Total impact on profit: -237

Secondary segments*. Attributable profit to the Group Good quarterly profit trend in all secondary segments. Q1’10 better than same quarter of 2009 and higher than the last two quarters Retail Banking Global Wholesale Banking EUR million EUR million +14% 1,920 2,049 +15% 1,798 1,845 1,854 822 779 679 679 568 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Asset Management and Insurance EUR million +4% 105 122 108 89 86 21 18 21 Asset Mgmt. 8 5 Insurance 84 104 81 81 87 Q1’09 Q2 Q3 Q4 Q1’10 (*) Greater detail of these areas available in the appendix

Agenda Group highlights Q1’10 Business areas results Q1’10 Conclusions Appendix

Santander achieved in a still more complex scenario: Profits: recurring attributable profit maintained (Q1’10: EUR 2,215 mill., +5.7%): - Sound revenues thanks to net interest income and fees ... - ...flat expenses ... - ... and provisions which absorb 40% of the Group’s net operating income Credit quality: improved NPL ratios trend ... - ... maintaining high differential versus competitors ... - ... and large generic provisions (over EUR 6.6 bill.) Liquidity: strengthen the Group’s structural positioning ... - ... very active in capturing: deposits and M/L term issues - ... improving liquidity ratios (deposits + M/L financing = 110% loans) Solvency: rise capital ratios organically ... - ... generate profits without increasing RWAs - ... core capital close to 9% levels

In the coming quarters ... Economic and financial SAN management of business environment drivers Consolidate the beginning of 2009 volume trends Mature markets: undergoing deleveraging process in a low - Loans: re-launching, starting in LatinAmerica interest rates scenario Funds: maintaining capturing strategyof retail deposits and in the markets · Increased market share Emerging markets: activity undergoing recovery with high Maintaining pressure on expenses interest rates - Ensure synergies are on-track Maintaining risks / recoveries Legislation uncertainties: liquidity management and capital requirements - Towards less pressured provisions

Agenda Group highlights Q1’10 Business areas results Q1’10 Conclusions Appendix

Appendix
Group’s balance sheet Secondary segments results Main units spreads and NPLs and coverage ratios

Group’s balance sheet

Main trends of the Group’s balance sheet Retail balance sheet, fitting the business nature, of low risk, liquid and well capitalised Balance sheet at March 2010 1 Lending: 60% of balance sheet EUR billion 1,142 1,142 2 Cash, Central Banks and credit Credit institutions: 12% 143 2 institutions 130 Cash and creditinstitutions 80 3 Derivatives 84 Derivatives 38 3 Derivatives (with counterpart on 77 Other AFS Portfolio 4 the liabilities side): 7% of balance Trading portfolio 67 sheet Other* 92 5 6 Customer 537 Deposits 4 Available for sale portfolio: 7% (AFS) Loans to customers 683 1 Issues and 246 subordinatedliabilities 5 Trading portfolio: 6% Shareholders’ equity & fixed liabilities 107 Assets Liabilities 6 Other (goodwill, fixed assets, accruals): 8% (*) Other assets: Goodwill EUR 24 bill., tangible and intangible assets 12 bill., other capital instruments at fair value 6 bill., accruals and other accounts 50 bill.

Secondary segments results

53

Retail Banking

Good quarterly trend because of higher revenues, cost control and stable provisions

Retail Banking



Var. Q1'10 / Q1'09 (%) in euros
Excl. f.x. and perimeter
Gross income
+12.6%
+4%
Expenses
+7.6%
-1%
Net operating income
+16.0%
+8%
Net oper. inc. net of LLPs
+19.8%
+14%
Attributable profit
+14.0%
+14%

Net operating income



EUR million
+16%
4,801
5,130
5,384
5,261
5,571
Q1'09
Q2
Q3
Q4
Q1'10

Attributable profit



EUR million
+14%
1,798
1,845
1,920
1,854
2,049
Q1'09
Q2
Q3
Q4
Q1'10

Global Wholesale Banking (GBM) Very good quarter versus the record start of 2009. Solid revenues absorb the investments made to consolidate the position achieved in 2009 Net operating income Attributable profit: EUR 779 million EUR million +12% Var. Q1’10 / Q1’09 1,165 1,113 997 1,003 Gross 762 +11.9% income Expenses +12.8% Q1’09 Q2 Q3 Q4 Q1’10 Net operating +11.7% Attributable profit income EUR million Net oper. +15% inc. net of +18.6% 822 779 LLPs 679 679 568 Attributable +14.8% profit Q1’09 Q2 Q3 Q4 Q1’10

Global Wholesale Banking (GBM) Recurring model focused on customers and with a low risk profile Solid revenue generation ... ... based on a diversified product portfolio By customer revenues Gross income (mill. €) Gross income (mill. €) 1,460 1,451 +12% 1,451 Total 1,297 1,311 195 282 143 176 1,116 TOTAL 1,297 Trading 282 110 Trading 143 Equities 125 +82% 228 Investment banking 33 1,265 +16% Customers 1,154 1,135 1,169 38 1,006 Hedging of interest / 436 -29% 311 exchange rates Q1’09 Q2 Q3 Q4 Q1’10 Corporate banking* 560 +6% 592 in our core markets ... Q1’09 Q1’10 Spain, Brazil and the UK generate around 75% of customer revenues Customer revenues (*) Including Global Transaction Banking and Credit

Asset Management and Insurance High contribution to the Group via revenues and profit Total Group revenues (cross-selling) Asset Management Volumes recovering with initial impact on In Q1’10: 945 mill. € = 9% of revenues of gross income from Group’s Managed assets (€ bill.) Revenues / expenses funds and insurance revenues 131 +3.6 (+9% / Q1’09) 122 111 117 -5.1 101 100 105 Attributable profit Revenues + fees paid to retail networks Expenses D’07 D’08 M’09 J’09 S’09 D’09 M’10 After deducting expenses and fees paid to the networks Insurance (PBT + fees) EUR million 122 Total: 592 mill. € U Q1’09 (€ ct.) = +7% 105 108 18 Brazil 176 +17% Asset 89 86 21 21 116 Mgmt. 8 Spain +11% 5 Germany 85 -13% Potential from 104 global management Insurance 84 81 81 87 Other Europe 92 +13% +incorporations Other Latam 71 +3% UK 45 -8% Q1’09 Q2 Q3 Q4 Q1’10 Sovereign 7 n.s.

Main units spreads and NPL ratios

Continental Europe. Main units spreads (%) SAN Branch Network Banesto Retail Banking 3.40 3.15 3.00 2.78 2.69 2.60 2.51 2.27 2.28 2.20 2.21 2.26 2.32 2.25 2.10 1.90 1.94 1.96 1.99 2.02 1.19 0.89 0.79 0.68 0.53 0.50 0.57 0.31 0.29 0.18 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 2.35 2.15 2.12 4.54 4.67 4.77 4.80 1.95 1.85 4.39 1.61 1.70 1.72 1.73 1.76 0.74 0.45 0.40 0.22 0.09 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Loans Deposits Total

Continental Europe. NPLs and coverage Banco Santander* Banesto 78% 69% 63% 73% 66% 85% 73% 70% 64% 61% 2.35% 2.59% 2.82% 3.41% 3.61% 1.96% 2.32% 2.62% 2.97% 3.13% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 NPLs Coverage NPLs Coverage Santander Consumer Portugal 89% 90% 92% 97% 108% 71% 65% 68% 65% 64% 5.14% 5.46% 5.39% 5.12% 4.64% 1.87% 2.13% 2.04% 2.27% 2.32% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 NPLs Coverage NPLs Coverage (*) Santander Branch Network NPL ratio was 4.65% and coverage of 59%

United Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking NPLs and coverage ratios 2.22 2.25 2.31 2.31 2.04 56% 45% 48% 44% (*) 1.13 1.90 40% 1.82 1.44 1.67 0.91 0.78 1.25% 1.54% 1.65% 1.71% 1.87% 0.58 0.49 0.41 Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Loans Deposits Total NPLs Coverage (*) UPLs coverage >100%

Exchange rates. Latin America Q1’10 Appreciation of Latin American currencies against the dollar and euro AVERAGE RATES EUR / LOCAL CCY. Q1’10 Q1’09 Var. US DOLLAR 1.3820 1.3020 -6% BRAZILIAN REAL 2.4900 3.0175 +21% NEW MEXICAN PESO 17.6375 18.7402 +6% CHILEAN PESO 717.4219 787.3892 +10% AVERAGE RATES US$ / LOCAL CCY. Q1’10 Q1’09 Var. BRAZILIAN REAL 1.8018 2.3175 +29% NEW MEXICAN PESO 12.7627 14.3930 +13% CHILEAN PESO 519.1354 604.7377 +16% (*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America (%) Brazil Retail Banking Mexico Retail Banking 17.01 17.43 16.68 16.02 16.13 14.19 13.35 12.49 12.28 12.08 15.94 16.39 15.81 15.12 15.26 10.83 10.77 10.40 10.21 10.03 1.07 1.04 0.87 0.90 0.87 3.36 2.58 2.09 2.07 2.05 Q1’09 Q2 Q3 Q4 Q1’10 Q1’09 Q2 Q3 Q4 Q1’10 Loans Deposits Total Loans Deposits Total Chile Retail Banking 7.92 7.81 7.48 7.38 7.49 5.90 5.89 5.61 5.26 5.24 2.02 1.92 1.87 2.12 2.25 Q1’09 Q2 Q3 Q4 Q1’10 Loans Deposits Total

Latin America. NPL and coverage ratios Brazil Mexico 107% 92% 95% 99% 100% 221% 264% 268% 128% 122% 5.27% 2.80% 3.04% 2.45% 4.75% 5.09% 5.04% 1.84% 3.86% 1.86% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 NPLs Coverage NPLs Coverage Chile 95% 94% 94% 89% 99% 3.05% 3.30% 3.38% 3.20% 3.36% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 NPLs Coverage

Sovereign. Spreads and NPL and coverage ratios (%) Spreads NPLs and coverage 2.68 2.71 2.88 2.60 2.30 66% 67% 68% 62% 64% 1.88 1.90 1.88 1.91 1.94 0.94 3.98% 4.34% 4.82% 5.35% 5.14% 0.70 0.80 0.80 0.42 Q1’09 Q2 Q3 Q4 Q1’10 Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Loans Deposits Total NPLs Coverage

Santander

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 30, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President